SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

GOLDEN GREEN ENTERPRISES LIMITED

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G3958U 102

(CUSIP Number)

Harry Edelson
c/o Edelson Technologies
300 Tice Boulevard
Woodcliff Lake, New Jersey 07677
(201) 930-9202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3958U 102	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Harry Edelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,276,188[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,276,188[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,276,188[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 Represents (i) 1,609,521 ordinary shares of the Issuer held by Mr. Edelson and (ii) 1,666,667 ordinary shares of the Issuer issuable to Mr. Edelson upon the exercise of warrants held by Mr. Edelson that became exercisable upon consummation of the merger described under Item 3.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 3 of 7 Pages

This Schedule 13D is filed by Harry Edelson with respect to ownership of the ordinary shares (“Ordinary Shares”), of Golden Green Enterprises Limited, a British Virgin Islands corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 32,245,723 Ordinary Shares outstanding as of March 17, 2009.

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer.  The Issuer’s principal executive offices are located at No. 69 Huaibei Street, Longhai Middle Road, Henan, China 450052.

Item 2.  Identity and Background.

Mr. Edelson’s business address is c/o Edelson Technologies, 300 Tice Boulevard, Woodcliff Lake, New Jersey 07677.  Mr. Edelson has been a director of the Issuer since March 17, 2009.

Mr. Edelson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Edelson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Edelson is a citizen of the United States.

Item 3.  Sources of Funds.

Mr. Edelson acquired the shares of the Issuer pursuant to an Agreement of Merger and Plan of Reorganization (“Merger Agreement”) dated November 12, 2008, by and among the China Opportunity Acquisition Corp. (“COAC”), the Issuer, Wealth Rainbow Development Limited (“HKCo”), which is a wholly owned subsidiary of the Issuer, Henan Green Complex Materials Co., Ltd (“Ge Rui”), which is a wholly owned subsidiary of HKCo, and the shareholders of the Issuer, pursuant to which COAC merged with and into the Issuer.    Under the Merger Agreement all of the shares of COAC, of which Mr. Edelson was a stockholder, were exchanged for like shares of the Issuer.  The exchange was consummated on March 17, 2009.  Mr. Edelson surrendered all of his shares of COAC in exchange for 1,609,521 Ordinary Shares.

Under the terms of the Merger Agreement, Mr. Edelson became a director of the Issuer.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 4 of 7 Pages

In connection with the Merger Agreement, Oasis Green Investments Limited, Plumpton Group Limited,  Honest Joy Group Limited (the “Issuer’s Original Shareholders”), Mr. Edelson and the Issuer entered into a voting agreement (“Voting Agreement”) pursuant to which the Issuer’s Original Shareholders and Mr. Edelson agreed to vote  their Ordinary Shares in favor of the election of the following persons as directors of the Issuer in specified classes in all elections through and including the annual meeting that will be held in 2012: Mingwang Lu, Yi Lu, Wong Kwok Keung, Maotong Xu and Yunlong Wang, who are designees of the Issuer’s Original Shareholders, Mr. Edelson and J.P. Huang, who is a designee of Mr. Edelson

In connection with the Merger Agreement, Mr. Edelson entered into a lock-up agreement (“Lock-Up Agreement”) pursuant to which Mr. Edelson will not be able to sell any of his Ordinary Shares that he received as a result of the merger until March 17, 2010, other than as permitted pursuant to the Stock Escrow Agreement, dated as of March 20, 2007  between COAC and each of the persons who was a stockholder of COAC prior to its initial public offering.

Item 4.  Purpose of Transaction.

Mr. Edelson acquired the Ordinary Shares described in this Schedule 13D for investment purposes.

Mr. Edelson may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.  Mr. Edelson holds Insider Warrants to purchase 1,666,667 Ordinary Shares, which became exerciseable upon consummation of the Merger.

At the date of this Schedule 13D, Mr. Edelson, except as set forth in this Schedule 13D, the Merger Agreement, Voting Agreement and Lock-Up Agreement discussed in Item 3 above, and consistent with Mr. Edelson’s position as director of the Issuer, has no plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

CUSIP No. 18145M 109	SCHEDULE 13D	Page 5 of 7 Pages

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

Mr. Edelson is the beneficial owner of 3,276,188 of the Issuer’s Ordinary Shares, representing 9.66% of the Issuer’s outstanding Ordinary Shares.  This includes the 1,666,667 Ordinary Shares underlying warrants owned by Mr. Edelson.  Mr. Edelson has sole voting and dispositive power over all shares.

Transactions by the Reporting Person in the Issuer’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

1.
Merger Agreement dated November 12, 2008, by and among the Issuer, COAC, Wealth Rainbow Development Limited, Henan Green Complex Materials Co., Ltd and the shareholders of the Issuer (incorporated by reference from Annex A to the Issuer’s proxy statement/ prospectus (SEC File No. 333-155312-01) filed February 17, 2009)

CUSIP No. 18145M 109	SCHEDULE 13D	Page 6 of 7 Pages

2.
Form of Voting Agreement by and among the Issuer’s Original Shareholders, Mr. Edelson and the Issuer (incorporated by reference from Annex D to the Issuer’s proxy statement/ prospectus (SEC File No. 333-155312-01) filed February 17, 2009)

3.	Form of Lock-Up Agreement (incorporated by reference from Annex E to the Issuer’s proxy statement/ prospectus (SEC File No. 333-155312-01) filed February 17, 2009)

CUSIP No. 18145M 109	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 23,  2009

/s/ Harry Edelson
Harry Edelson